Exhibit 99.2

Appendix

** The original version of this document includes both English and Chinese text. Consistent with 17 CFR §
230.403, the Chinese text has been removed from this version **

Gorilla Technology Group Inc.

Employee Stock (Management Team) Option Program Policy

(In the event of any inconsistency between the English and Chinese versions, the English version shall prevail.)

Origin

1. Grant of options or sale of Common Stock to employees will be pursuant to an Incentive Stock Option Plan or Stock Purchase Plan administered by the Board of Directors.

Definition

1. Management team, who is any executive-level employee (including division director and Vice President level positions) as well as any employee of the Company who either alone or in concert with other develops, invents, programs or designs any Intellectual Property, is approved and promised by Dr. Koh when recruited to be favored the rights of stock purchase and stock option.

Terms

1.	The management team as mentioned above is favored the rights of stock option and stock purchase after achieving the stated sales target.

2.	The General Manager and the management team must set up sales target and sales forecast for the following year at the end of November every year, which will be put into operation after Board of Directors’ approval.

3.	The vesting employee has to sign the Employee Stock Option Program Purchase Agreement (“Agreement”).

Process

1.	Vesting under any such the ESOP plans shall have a minimum vesting period of 48 months, during which equal installments of such options and stocks shall be granted to employees on a 12-month basis and at the end of each 12 months after the first approval of such plans to employees.

2.	The employees shall pay the subscription price upon exercising the rights of stock option with written notification to the Company. To the extent that the employees shall not have exercised within the applicable period defined in the Agreement, the unexercised option shall terminate. The relative taxes have to be paid by the vesting employee.

Restriction

1.	Unless approved by the Board of Directors of the Company, all future employees and consultants of the Company, who shall purchase, or receive options to purchase, shall be required to execute share purchase or option agreements providing for (i) vesting of shares over a minimum four-year period following twelve (12) months of continued employment or services; (ii) vesting shall have a minimum vesting period of 48 months, during which equal installments of such options and stocks shall be granted to employees on a 12-month basis and at the end of each 12 months after the first approval of such plans to employees; and (iii) a 180-day lockup period upon Company’s Qualified IPO or a two-year lockup period upon Company’s registration on the emerging stock board.

2.	Shares granted to employees under a Share Purchase Plan will be subject to a restriction against transfer of non-vested shares options (other than to a family trust).

3.	In the event that such employee is in violation of his Employee Stock Option Program Purchase Agreement, this Employee Stock (Management Team) Option Program or any of his employment terms, all or any portion of his options shall lapse automatically and not be exercisable. In addition, the Company, then the Investors, has the right to repurchase any shares granted to the employee at the price paid by the employee.

4.	Prior to a Qualified IPO, all future employees of the Company who are favored the rights of stock option and stock purchase and have paid the sum of share value, have to consign the shares to shareholder service of the Company or other securities corporation assigned by the Company. Prior to a Qualified IPO, in the event that any employee wishes to obtain the share certificates, he/she needs to apply with the Company and provides his/her reasons. The share certificates will be delivered to the employees who made the application after the approval of the Board of Directors.

5.	Shares granted to employees under a Share Purchase Plan and which are fully vested will be subject to a right of first refusal in favor of the Company or major shareholders to purchase any vested shares at the price equal to the purchase price paid by the employees at the bona fide offered price thereof (which terminates upon a Qualified IPO).

6.	If an employee resigns, the employee’s right to exercise the option shall end immediately at the cessation of his or her employment with the Company. In the event that an employee who has been granted stock options resigns or has been terminated for any reason with less than two years since on board date of a staff member in the Company, the Company or the major shareholders of the Company shall have the right to purchase the underlying shares granted to such employees at a price equal to the cost paid by such employees, plus an annual interest rate of [3]%.

7.	In the event of change in control of the Company, such as merger or acquisition, all future employees of the Company who are granted with the rights of stock option and stock purchase and have paid the sum of share value, will be subject to a right of first refusal in favor of the consolidated company to purchase or exchange any shares at the bona fide offered price or exchange rate respectively followed by the approval of the Board of Directors and the General Managers.

No-Competition

1.	Employees who have subscribed for the Common Stock of the Company pursuant to the terms of an Incentive Stock Option Plan or Stock Purchase Plan shall, during the terms of his/her employment with the Company or its affiliated companies and for a period of two years after the termination of such employment, agree not to, directly or indirectly, individually or on behalf of any other person, organization, or unit, participate in the ownership, management, operation, financing or control of, or be employed by any person, corporation, firm, or other entity that engages in the same business or competes with the Company or its affiliated companies, in the conduct of the business of the Company as conducted or as proposed to be conducted, nor shall such employee engages in any other activities that conflict with his/her obligations to the Company; provided, however, that the above shall not include (1). the new business(es) of the Company or its affiliated companies added or developed after the termination of the employment with the Company or its affiliated companies; or (2). the publicly traded stocks purchased from any securities exchange including over-the counter market by such employee for investment purposes.

2.	Without the prior approval of the Company, the direct or indirect involvement of the above mentioned employee shall be deemed a violation of this provision:

(i)	the self-use, or disclosure or transmission to others of the basic information of the Company or its affiliated companies or the name, address etc. of its dealings;

(ii)	solicit the customers of the Company or of its affiliated companies or companies of its dealings and competitors of the Company to engage in similar business(es) or transaction(s) of the Company;

(iii)	solicit, promote, or sell to the customers of the Company or its affiliated companies same or similar services or products of the Company;

(iv)	solicit, assist or in any way encourage any current employee or consultant of the Company to terminate his or her contractual relationship with or for the Company, or solicit the same to engage in same or similar business(es) or the Company (whether owned by himself/herself or by others) or provide services to the same;

(v)	apply to or register any copyright, patent right, trademark right, or any intellectual property right same or similar to the technology, knowhow, trade secret or other intellectual property right of the Company or its affiliated companies in any jurisdiction or in any language.

3.	In the event an employee needs to take on another job (regardless of the industries) or in the event such employee will directly or indirectly participates or engages in the same business or competes with the Company or its affiliated companies on behalf of any other person engaging in same or similar business(es) of the Company or its affiliates, such employee shall report the same to the Company’s supervisor in advance and obtain a prior written consent from the Company before taking on such job.

This Employee Stock (Management Team) Option Program will be announced on December 1st every year by the General Manager followed by the approval of the Board of Directors after adequate adjustment due to a re-organization of the Company or any changes of sales operation.

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